October 22, 2013

VIA EDGAR ONLY

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention: Russell Mancuso

Branch Chief

Re:	Positron Corporation

Preliminary Information Statement on Schedule 14C

Filed September 20, 2013

File No. 000-24092

Dear Mr. Mancuso:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer of Positron Corporation, the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated October 7, 2013 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter to the Commission and provide explanation, where necessary. Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Summary of Corporate Actions, page 3

1.	We note your disclosure that you obtained the approval of approximately 69% of your outstanding voting capital stock. We further note from your table on page 14 that it appears that your officers and directors beneficially own less than two-thirds of your voting capital stock. Please tell us how you complied with the requirements of Regulation 14A when you obtained the approval of your shareholders. Refer to Exchange Act Rules 14a-2 and 14a-3.

Consents Obtained

The Shareholders, holding sixty-nine percent (69%) of the issued and outstanding shares of the Company, provided consent to the Actions pursuant to Texas Business Organization Code (“BOC”) Section 21.457(a) provides “the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation entitled to vote on a fundamental business transaction if required to approve the transaction”. As noted, members of the Company’s Board of Directors and executive officers holding approximately 52.8% of the outstanding voting capital stock consented to the actions set forth in the Information Statement (the “Action”). The Company believes it has obtained the consents of the remaining shareholders (the “Consenting Shareholders”) without solicitation as that term is defined in Rule 14a-1. Generally, each Consenting Shareholder is either: a current or former affiliate of the Company; a long-term investor in the Company; a blood relative of Patrick G. Rooney, our Chairman and Chief Executive Officer, or an entity controlled by a relative of Mr. Rooney; and/or a personal friend or business acquaintance of Mr. Rooney. The identities of the Consenting Shareholder are: Imagin Diagnostic Centres, Inc., holders of 262,250,200 voting shares (“Imagin”); Eco-Container Corporation, holders of 51,000,000 voting shares (“Eco”); Louis Panos and Panos Trading LLC, collectively, the holders of 50,871,428 voting shares (“Panos”); John Rooney, the holder of 7,172,685 voting shares; and Neil Sy, the owner of 14,295,000 voting shares.

Securities and Exchange Commission

October 22, 2013

Each Consenting Shareholder has been a shareholder of the Company for at least two years and is familiar with the operations and activities of the Company. The consents were obtained through the course of ongoing discussions between the Consenting Shareholders and Mr. Rooney or between the Consenting Shareholders themselves in regards to the Company and its activities, including the Actions. During these discussions, each of the Consenting Shareholders clearly indicated their support of the Actions and without solicitation, returned written consent to the Company. Each Consenting Shareholder was fully informed about the Actions prior to providing consent to such Actions. Further, no commission or remuneration was paid to any of the Consenting Shareholders in obtaining their consents.

A detailed account of how each Shareholder provided consent is set forth below.

Imagin Diagnostic Centres, Inc., Eco-Container Corporation

Imagin, through its stock ownership, various, significant investments, and the familial relationship between Imagin’s former controlling officer, Patrick J. Rooney, has been affiliated with the Company since 2004. Since that time, both the Company’s current and former management communicated almost weekly with Imagin and Eco. During these communications, Patrick J. Rooney and Mr. Pappas frequently communicated their thoughts that the price of the common stock was too low that it did not reflect the Company’s value and that it was probably a barrier to fundraising and customer confidence. Subsequently, during these conversations, Messrs. Pappas and Rooney communicated their approval of the Split and asked whether any document action was needed to affect the Split and the Actions. In response, Mr. Rooney provided Imagin and Eco with a form of written consent for the Company to take Actions and the consent was executed by Mr. Pappas on behalf of Imagin and Patrick J. Rooney on behalf of Eco. Under Rule 14a-1(l)(2)(i) of Regulation 14A, the definition of solicitation excludes the furnishing of a form of proxy to a security holder upon the unsolicited request of such security holder. Accordingly, the Company believes that it has obtained the consent of Kellwood Group without solicitation as defined in Rule 14a-l.

Further, the communications between Mr. Rooney and Imagin and Eco should be deemed exempt under Rule 14a-2(b)(l) for any solicitation by or on behalf of any person who does not, at any time during such solicitation, seek directly or indirectly, either on its own or another's behalf, the power to act as proxy for a security holder and does not furnish or otherwise request, or act on behalf of a person who furnishes or requests, a form of revocation, abstention, consent or authorization. During Mr. Rooney's communications with Imagin and Eco, Mr. Rooney did not seek the power to act as proxy for Imagin and Eco and did not furnish to or request a form of consent from Imagin or Eco. Imagin and Eco voluntarily provided consent to the Actions as a result of his series of discussions with Mr. Rooney.

Securities and Exchange Commission

October 22, 2013

Panos Trading LLC and Louis Panos

Louis Panos, Individually, and as principal of Panos Trading, LLC, has been a business associate and friend of Mr. Rooney since 1988 and an investor in the Company since 2006. Mr. Panos' consent was obtained through the course of Mr. Panos' ongoing communications with Mr. Rooney. Mr. Panos is very familiar with the Company and its activities as a result of his regular communications with Mr. Rooney for the past five years. During the course of these discussions, Mr. Panos had communicated his approval of the Actions to Mr. Rooney and asked whether he needed to sign any documentation to effectuate the Actions. In response, Mr. Rooney provided Mr. Panos with a form of written consent setting forth the proposed Actions and Mr. Panos voluntarily provided his consent. Accordingly, the Company believes that it has obtained Mr. Panos' unsolicited consent under Rule 14a-l(l)(2)(i).

Further, any solicitation should be deemed exempt under Rule 14a-2(b)(l). Since Mr. Rooney’s communications with Mr. Panos did not seek the power to act as proxy for Mr. Panos and did not furnish to or request a form of consent from Mr. Panos. Mr. Panos voluntarily provided consent to the Actions as a result of his series of discussions with Mr. Rooney.

Neil Sy

Neil Sy has been a shareholder of the Company since 2008. Moreover, as a former member of the Board of Directors and Executive Officer of Imagin Molecular Corporation, a publicly owned Delaware Company which was affiliated with the Company through stock ownership, mutual members of executive management, including Patrick G. Rooney, and a number of related party transactions. Moreover, Mr. Sy had worked with Mr. Rooney on other, unrelated projects. Accordingly, Mr. Rooney and Mr. Sy speak frequently, generally on a weekly basis.

Mr. Sy's consent was obtained through the course of ongoing communications with Mr. Rooney. During the course of these communications, Mr. Sy had repeatedly communicated his approval of the Actions to Mr. Rooney and asked whether he needed to sign any documentation to effectuate the Actions. In response, Mr. Rooney provided Mr. Sy with a form of written consent setting forth the proposed Actions and Mr. Sy voluntarily provided his consent. Accordingly, the Company believes that it has obtained the unsolicited consent of Mr., Sy under Rule 14a-l(l)(2)(i).

Further, any solicitation should be deemed exempt under Rule 14a-2(b)(l) because during Mr. Rooney’s communications with Mr. Sy, Mr. Rooney did not seek the power to act as proxy for Mr. Sy and did not furnish to or request a form of consent from Mr. Sy. Mr. Sy voluntarily provided consent to the Actions as a result of his series of discussions with Mr. Rooney.

John Rooney

John Rooney is the brother of Patrick G. Rooney and the son of Patrick J. Rooney. The Rooney’s have communicated with each other regarding the activities, prospects and obligations of the Company, among other items. During the course of these communications, John had communicated his approval of the Actions to Patrick G. Rooney and asked whether it would be helpful for him to sign any documentation to effectuate the Actions. In response, Patrick G. Rooney provided John with a form of written consent setting forth the proposed Actions and John voluntarily provided his consent. Accordingly, the Company believes that it has obtained the unsolicited consent of John under Rule 14a-l(1)(2)(i).

Securities and Exchange Commission

October 22, 2013

Further, the solicitation should be deemed exempt under Rule 14a-2(b)(l) because during Patrick G. Rooney’s communications with John, Patrick G. Rooney did not seek the power to act as proxy for John and did not furnish to or request a form of consent from John. John voluntarily provided consent to the Actions as a result of his series of discussions with Patrick G. Rooney.

Action IV: Reincorporation of the Company From Texas to Delaware, page 9

2.	Please revise your filing to describe material differences between the laws in Delaware and Texas as they relate to domestic companies.

We have included a new section summarizing the material differences of the corporate laws between the states of Delaware and Texas on page 10 entitled “Summary of the Differences of the Corporate Laws of Delaware and Texas”, which is also set forth below.

Summary of the Differences of the Corporate Laws of Delaware and Texas

The Company has decided to Reincorporate as management and believes that the corporate law of the State of Delaware will be more beneficial to the operation of the business of the Company and will enable the Company to more efficiently pursue it business opportunities. As the Company plans for the future, the Board believes that it is essential to be able to draw upon well-established principles of corporate governance in making legal and business decisions. The predictability of Delaware corporate law provides a reliable foundation on which our governance decisions can be based. We believe that the shareholders will benefit from the Reincorporation into the State of Delaware.

The following is a summary of the major substantive difference between the corporation laws of Texas and Delaware. The summary below is not intended to be relied upon as an exhaustive list of all the differences or a complete description of the differences, and it is qualified in its entirety by reference to the Texas Business Organizations Code (“TBOC”) and Delaware General Corporation Law (“DGCL”).

Business Combination Statute

The TBOC imposes a special voting requirement for the approval of specific business combinations and related party transactions between public corporations and affiliated shareholders unless the board of directors of the corporation approves the transaction or the acquisition of shares by the affiliated shareholder prior to the affiliated shareholder becoming an affiliated shareholder. The TBOC prohibits specific mergers, sales of assets, reclassifications and other transactions between shareholders beneficially owning 20% or more of the outstanding stock of a Texas public corporation for a period of three years following the shareholder acquiring shares representing 20% or more of the corporation's voting power unless two-thirds of the unaffiliated shareholders approve the transaction at a meeting held no earlier than six months after the shareholder acquires that ownership. A vote of shareholders is not necessary if the board of directors approves the transaction or approves the purchase of shares by the affiliated shareholder before the affiliated shareholder acquires beneficial ownership of 20% of the shares, or if the affiliated shareholder was an affiliated shareholder before December 31, 1996, and continued as such through the date of the transaction.

Securities and Exchange Commission

October 22, 2013

The DGCL prohibits certain transactions between a Delaware corporation and an "interested shareholder," which is broadly defined as a person (including the affiliates and associates of such person) that is directly or indirectly a beneficial owner of 15% or more of the outstanding voting stock of a Delaware corporation. This provision prohibits certain business combinations (including mergers, consolidations, sales or other dispositions of assets having an aggregate market value of 10% or more of either the consolidated assets of a company or the outstanding stock of a company, and certain transactions that would result in the issuance or transfer of stock of a company, increase the interested shareholder's proportionate share of ownership in a company or grant the interested shareholder disproportionate financial benefits) between an interested shareholder and a company for a period of three years after the date the interested shareholder acquired its stock, unless: (i) the business combination or the transaction in which the shareholder became an interested shareholder is approved by that company's board of directors prior to the date the interested shareholder becomes an interested shareholder; (ii) the interested shareholder acquired at least 85% of the voting stock of that company in the transaction in which it became an interested shareholder; or (iii) the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of the votes entitled to be cast by disinterested shareholders at an annual or special meeting.

Comparison

Under the DGCL, shareholders owning 15% of the voting stock of a company (or in certain cases an even smaller percentage) might be able to block certain transactions which is a smaller percentage than is currently the case under Texas law. The application of either statute could make more difficult or discourage a tender offer or the completion of a "second step" merger by a holder of a substantial block of a company's voting stock, irrespective of whether such action might be perceived by shareholders holding a majority of the voting stock to be beneficial to a company and its shareholders.

The application of the DGCL could adversely affect the ability of shareholders to benefit from certain transactions which are opposed by the board or by shareholders owning 15% of the voting stock of a company, even if the price offered in those transactions represents a premium over the then-current market price of a company's voting stock, to the extent that a market for that stock then exists. To the extent that a board's disapproval of a proposed transaction discourages establishment of a controlling stock interest, the position of such board and the company's management may be strengthened, thereby assisting those persons in retaining their positions.

Nevertheless, the Board believes that, on balance, becoming subject to the provisions of the DGCL will be in the best interest of the Company and its shareholders. In recent years there have been a number of surprise take-overs of publicly-owned corporations. These transactions have occurred through tender offers or other sudden purchases of a substantial number of outstanding shares. Frequently, these tender offers and other share purchases have been followed by a merger or other form of complete acquisition of the target company by the purchaser without any negotiations with the target company's board of directors. Such a "second step" business combination automatically eliminates minority interests in the target company, often for less valuable consideration per share than was paid in the purchaser's original tender offer or market purchases. In other instances, a purchaser has used its controlling interest to effect other transactions having an adverse impact on the target company and its shareholders.

Sales, Leases, Exchanges or Other Dispositions

Under Texas law, generally, the sale, lease, exchange or other disposition of all, or substantially all, of the property and assets of a Texas corporation, if not made in the usual and regular course of its business, requires the approval of the holders of at least two-thirds of the outstanding shares of the corporation entitled to vote. Under Texas law, the transfer of substantially all of a corporation's assets in such a manner that the corporation continues to indirectly engage in its business is deemed to be in the usual and regular course of its business.

Securities and Exchange Commission

October 22, 2013

A Delaware corporation may sell, lease or exchange all or substantially all of its property and assets when and as authorized by a majority of the outstanding stock of the corporation entitled to vote thereon, unless the certificate of incorporation provides to the contrary.

Appraisal Rights

Under Texas, except for the limited classes of mergers, consolidations, sales and asset dispositions for which no shareholder approval is required under Texas law, and shareholders of Texas corporations with voting rights have appraisal rights in the event of a merger, consolidation, conversion, sale, lease, exchange or other disposition of all, or substantially all, the property and assets of the corporation. Notwithstanding the foregoing, a shareholder of a Texas corporation has no appraisal rights with respect to any plan or merger or conversion in which there is a single surviving or new domestic or foreign corporation, or with respect to any plan of exchange if:

(1) the ownership interest, or a depository receipt in respect of the ownership interest, held by the owner is part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are, on the record date set for purposes of determining which owners are entitled to vote on the plan of merger, conversion, or exchange, as appropriate:

(A) listed on a national securities exchange or a similar system;

(B) listed on the NASDAQ Stock Market or a successor quotation system;

(C) designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or a successor system; or

(D) held of record by at least 2,000 owners;

(2) the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner's ownership interest any consideration that is different from the consideration to be provided to any other holder of an ownership interest of the same class or series as the ownership interest held by the owner, other than cash instead of fractional shares or interests the owner would otherwise be entitled to receive; and

(3) the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner's ownership interest any consideration other than:

(A) ownership interests, or depository receipts in respect of ownership interests, of a domestic entity or non-code organization of the same general organizational type that, immediately after the effective date of the merger, conversion, or exchange, as appropriate, will be part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are:

(i)	listed on a national securities exchange or authorized for listing on the exchange on official notice of issuance;
(ii)	approved for quotation as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or a successor entity; or
(iii)	held of record by at least 2,000 owners;

(B) cash; or

(C) any combination of the ownership interests and cash above.

Securities and Exchange Commission

October 22, 2013

Under Delaware law, shareholders have no appraisal rights in the event of a merger or consolidation of the corporation if the stock of the Delaware corporation is listed on a national securities exchange or if such stock is held of records by more than 2,000 shareholders. Further, no appraisal rights are available for any shares of stock of the corporation surviving a merger if:

(1) the agreement does not amend the certificate of incorporation of the surviving corporation;
(2) each share of stock of the surviving corporation outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger; and

(3) the increase in the outstanding shares as a result of the merger does not exceed twenty percent (20%) of the shares of the surviving corporation outstanding immediately prior to the merger.

Shareholders of a Delaware corporation have no appraisal rights in a merger between that parent corporation and a subsidiary corporation wholly owned by that parent corporation. Even if appraisal rights would not otherwise be available under Delaware law in the cases described above, shareholders would still have appraisal rights if they are required by the terms of the agreement of merger and consolidation to accept for their stock anything other than:

(1) shares of stock;

(A) of the surviving corporation; or

(B) of any other corporation which shares at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 shareholders;

(2) cash in lieu of fractional shares; or

(3) a combination of such shares and such cash.

Otherwise, shareholders of a Delaware corporation have appraisal rights in consolidations and mergers.

Under Delaware law, any corporation may provide in its certificate of incorporation that appraisal rights will also be available as a result of an amendment to its certificate of incorporation, any merger or consolidation involving such corporation, or the sale of all or substantially all of the assets of the corporation.

Right to Call Meetings

Under Texas law, holders of not less than 10% of all of the shares entitled to vote at the proposed meeting have the right to call a special shareholders' meeting, unless the certificate of formation provides for a number of shares greater than or less than 10%, but in no event may the certificate of formation provide for a number of shares greater than 50%. The president, board of directors, or any other person authorized to call special meetings by the certificate of formation or bylaws of the corporation may also call special shareholders' meetings.

Delaware law provides that special meetings of the shareholders may be called by the board of directors or such other persons as are authorized in the certificate of incorporation or bylaws.

Voting by Proxy

Under Texas law, a shareholder may authorize another person or persons to act for such shareholder by proxy. Under Texas law, a proxy is only valid for eleven months from its date unless otherwise provided in the proxy.

Securities and Exchange Commission

October 22, 2013

Under Delaware law, a shareholder may authorize another person or persons to act for such shareholder by proxy. Under Delaware law, a proxy is valid for three years from its date unless otherwise provided in the proxy.

Shareholder Consent to Action Without a Meeting

Under Texas law, any action that may be taken at a meeting of the shareholders may be taken without a meeting if written consent thereto is signed by all the holders of shares entitled to vote on that action. The articles of incorporation of a Texas corporation may provide that action by written consent in lieu of a meeting may be taken by the holders of that number of votes which, under the corporation's articles of incorporation, would be required to take the action which is the subject of the consent at a meeting at which each of the shares entitled to vote thereon were present and voted.

Under Delaware law, unless otherwise provided in the certificate of incorporation, any action that can be taken at such meeting can be taken without a meeting if written consent thereto is signed by the holders of outstanding stock having the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were presented and voted.

Procedures for Filling Vacant Directorships

Under Texas law, any vacancy occurring in the board of directors may be filled by the shareholders or by the affirmative vote of a majority of the remaining directors, even if such directors constitute less than a quorum. A directorship to be filled by an increase in the number of directors may be filled by the shareholders or by the board of directors for a term of office continuing only until the next election of one or more directors by the shareholders, provided that the board of directors may not fill more than two such directorships during the period between any two successive Annual Meetings of shareholders.

Under Delaware law, unless the certificate of incorporation or bylaws provide otherwise, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Charter Amendments

Under Texas law, an amendment to the articles of incorporation requires the approval of the holders of at least two-thirds of the outstanding shares of the corporation, unless a different

Delaware law provides that amendments to the certificate of incorporation must be approved by the holders of a majority of the corporation's stock entitled to vote thereon, unless the certificate of incorporation provides for a greater number.

Bylaw Amendments

Under Texas law, the board of directors may amend, repeal or adopt a corporation's bylaws unless the articles of incorporation reserve this power exclusively to the shareholders, or the shareholders in amending, repealing or adopting a particular bylaw expressly provide that the board of directors may not amend, readopt or repeal that bylaw.

Securities and Exchange Commission

October 22, 2013

Under Delaware law, the right to amend, repeal or adopt the bylaws is permitted to the shareholders of the corporation entitled to vote and, if the corporation's certificate of incorporation so provides, the corporation's board of directors.

Distributions and Dividends

Under Texas law, a distribution is defined as a transfer of cash or other property (except a corporation's own shares or rights to acquire its shares), or an issuance of debt, by a corporation to its shareholders in the form of: (i) a dividend on any class or series of the corporation's outstanding shares; (ii) a purchase or redemption, directly or indirectly, of its shares; or (iii) a payment in liquidation of all or a portion of its assets. Under Texas law, a corporation may not make a distribution if such distribution violates its certificate of formation or, unless the corporation is in receivership, if it either renders the corporation unable to pay its debts as they become due in the course of its business or affairs, or exceeds, depending on the type of distribution, either the net assets or the surplus of the corporation.

Under Delaware law, a corporation may, subject to any restrictions contained in its certificate of incorporation, pay dividends out of surplus and, if there is not surplus, out of net profits for the current and/or the preceding fiscal year, unless the capital of the corporation is less than the capital represented by issued and outstanding stock having preferences on asset distributions.

The Delaware Certificate provides that after adequate provision has been made for payment of full dividends on all preferred shares then outstanding for all past dividend periods and for the current dividend period, the board of directors may declare such further dividends as are permitted by law, and the board of directors shall have the absolute discretion of fixing the fashion in which holders of preferred shares and holders of common shares shall participate in such further dividends, with provision being made for one class participating more fully than the other or to the total exclusion of the other.

Stock Redemption and Repurchase

As noted above, under Texas law, the purchase or redemption by a corporation of its shares constitutes a distribution. Accordingly, the discussion above relating to distributions is applicable to stock redemptions and repurchases.

Under Delaware law, a corporation may purchase or redeem shares of any class except when its capital is impaired or would be impaired by such purchase or redemption. A corporation may, however, purchase or redeem out of capital, shares that are entitled upon any distribution of its assets to a preference over another class or series of its stock, or, if no shares entitled to such a preference are outstanding, any of its own shares, if such shares are to be retired and the capital reduced.

Removal of Directors

Under Texas law, except as otherwise provided by the certificate of formation or bylaws of a corporation, the shareholders may remove a director, with or without cause, by a vote of the holders of a majority of the shares entitled to vote at an election of the directors. If the certificate of formation permits cumulative voting and less than the entire board is to be removed, a director may not be removed if the votes cast against the removal would be sufficient to elect him if cumulatively voted at an election of the entire board of directors, or if there are classes of directors, at an election of the class of directors of which he is a part. If the corporation's directors serve staggered terms, a director may not be removed except for cause unless the certificate of formation provides otherwise.

Securities and Exchange Commission

October 22, 2013

Under Delaware law, a majority of shareholders then entitled to vote at an election of directors may remove a director with or without cause except: (i) if the board of directors of a Delaware corporation is classified (i.e., elected for staggered terms), in which case a director may only be removed for cause, unless the corporation's certificate of incorporation provides otherwise; and (ii) in the case of a corporation which possesses cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which he is a part.

Indemnification of Directors and Officers

Texas and Delaware law have similar provisions and limitations regarding indemnification by a corporation of its officers, directors, employees and agents. If the Reincorporation is approved, the indemnification provisions of Delaware law will not apply to any act or omission that occurs before the effective date of the Reincorporation. The following is a summary comparison of the indemnification provisions of Texas and Delaware law:

Texas law permits a corporation to indemnify a director or former director, against judgments and expenses reasonably and actually incurred by the person in connection with a proceeding if the person (i) acted in good faith, (ii) reasonably believed, in the case of conduct in the person's official capacity, that the person's conduct was in the corporation's best interests, and otherwise, that the person's conduct was not opposed to the corporation's best interests, and (iii) in the case of a criminal proceeding, did not have a reasonable cause to believe the person's conduct was unlawful. If, however, the person is found liable to the corporation, or is found liable on the basis he received an improper personal benefit, then indemnification under Texas law is limited to the reimbursement of reasonable expenses actually incurred and no indemnification will be available if the person is found liable for (i) willful or intentional misconduct in the performance of the person's duty to the corporation, (ii) breach of the person's duty of loyalty owed to the enterprise, or (iii) an act or omission not committed in good faith that constitutes a breach of a duty owed by the person to the corporation.

Delaware law permits a corporation to indemnify directors, officers, employees, or agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding, other than an action by or in the right of the corporation, to which such director, officer, employee or agent may be a party, provided such a director, officer, employee or agent shall have acted in good faith and shall have reasonably believed (a) in the case of a civil, administrative or investigative proceeding, that his conduct was in or not opposed to the best interests of the corporation, or (b) in the case of a criminal proceeding, that he had no reasonable cause to believe his conduct was unlawful. In connection with an action by or in the right of the corporation against a director, officer, employee or agent, the corporation has the power to indemnify such director, officer, employee or agent for expenses actually and reasonably incurred in connection with such suit (a) if such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and (b) if such person is found liable to the corporation, only if ordered by a court of law. Section 145 of the DGCL provides that such section is not exclusive of any other indemnification rights, which may be granted by a corporation to its directors, officers, employees or agents.

Securities and Exchange Commission

October 22, 2013

Procedure for Indemnification

Texas law provides that a determination that indemnification is appropriate must be made: (i) by a majority vote of the directors who, at the time of the vote, are disinterested and independent, regardless of whether such directors constitute a quorum; (ii) by a majority vote of a special committee of the board of directors if the committee is designated by a majority vote of the directors who at the time of the vote are disinterested and independent and is composed solely of one or more directors who are disinterested and independent; (iii) by special legal counsel selected by majority vote under (i) or (ii); (iv) by the shareholders in a vote that excludes those shares held by directors who, at the time of the vote, are not disinterested and independent; or (v) by a unanimous vote of the shareholders of the corporation.

Delaware law provides that a determination that indemnification of a director or officer is appropriate must be made: (i) by a majority vote of directors who are not party to the proceeding, even though less than a quorum; (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum; (iii) if there are no such directors or if such directors so direct, by independent legal counsel in a written opinion; or (iv) by shareholder vote.

Mandatory Indemnification

Under Texas law, indemnification by the corporation for reasonable expenses actually incurred is mandatory only if the director is wholly successful on the merits or otherwise, in the defense of the proceeding.

Delaware law requires indemnification for expenses actually and reasonably incurred with respect to any claim, issue or matter on which the director is successful on the merits or otherwise, in the defense of the proceeding.

Limited Liability of Directors

Texas law permits a corporation to eliminate in its certificate of formation all monetary liability of a director to the corporation or its shareholders for conduct in the performance of such director's duties. Texas law does not, however, permit any limitation of the liability of a director for: (i) a breach of the duty of loyalty to the corporation or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of the person to the corporation or involves intentional misconduct or a knowing violation of law; (iii) a transaction from which the director obtains an improper benefit; or (iv) a violation of applicable statutes which expressly provide for the liability of a director.

Delaware law similarly permits the adoption of a provision in the certificate of incorporation limiting or eliminating the monetary liability of a director to a corporation or its shareholders by reason of a director's breach of the fiduciary duty of care. Delaware law does not permit any limitation of the liability of a director for: (i) breaching the duty of loyalty to the corporation or its shareholders; (ii) failing to act in good faith; (iii) engaging in intentional misconduct or a knowing violation of law; (iv) obtaining an improper personal benefit from the corporation; or (v) declaring an illegal dividend or approving an illegal stock purchase or redemption.

Securities and Exchange Commission

October 22, 2013

Standard of Care

The standard of care required under Texas and Delaware law is substantially the same. In general, directors are charged with the duty in their decision-making process and oversight responsibilities to act as would a reasonably prudent person in the conduct of such person's own affairs.

Should you have any questions or require any further information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Patrick G. Rooney

Patrick G. Rooney,

Chief Executive Officer

PC/ks